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                              July 24, 2020

       K. Bryce Toussaint
       Chief Executive Officer
       Principal Solar, Inc.
       100 Crescent Court
       Suite 700
       Dallas, TX 75201

                                                        Re: Principal Solar,
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed June 29, 2020
                                                            File No. 024-11253

       Dear Mr. Toussaint:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Summary, page 2

   1. Please revise to clarify the nature of your agreement with Tokata Oil Recovery, Inc. For example, on page 2 you
disclose that you have "licensed" oil extraction technologies, and on page 31 you refer to
the agreement with Tokata as a five year "license agreement."
                                                        However, we note that
the agreement filed as Exhibit 6.4 is a term sheet that states that the parties intend to enter
into a licensing agreement.
       Distribution
       Pricing of the Offering, page 25

   2. You disclose that your offering will be conducted on a best efforts basis by your officers upon reliance on the
safe harbor from broker-dealer registration set out in Rule 3a4-1
 K. Bryce Toussaint
FirstName  LastNameK. Bryce Toussaint
Principal Solar, Inc.
Comapany
July       NamePrincipal Solar, Inc.
     24, 2020
July 24,
Page  2 2020 Page 2
FirstName LastName
         under the Securities Exchange Act of 1934. However, your disclosure on page 25 states that the initial public offering price was determined by negotiation between you and the underwriter. In addition, you disclose on the cover page that you will offer the common stock "primarily through an online platform." However, such platform is not described elsewhere in your offering statement. Please explain or reconcile these apparent inconsistencies.
Business
Oil Recovery System, page 32

3.       You state that the Tokata oil recovery process    has been
successfully utilized by the
         Licensor for several years.    Expand your disclosure to clarify the
total number of wells in
         which the Tokata Process Technology was successfully applied.
4. You disclose that your target customer is one in which its oil wells have experienced reduced oil production. You additionally disclose that these wells started their productive life producing much greater volumes using natural pressure, but over time, the natural pressure has decreased and oil production has dropped.

         If the referenced costs savings achieved by the application of the Tokata Process
         Technology is limited by the historical producing characteristics of the target reservoir, revise your disclosure accordingly or tell us why a revision is not needed. For example, address whether the referenced cost savings can be similarly achieved in 1) reservoirs whose primary recovery mechanism was strong water drive and that have historically produced significant amounts of water that ultimately resulted in the decline in their crude oil production as well as 2) reservoirs whose primary recovery mechanism was pressure depletion that ultimately resulted in the decline in their crude oil production without having historically produced significant amounts of water.
Statement of Stockholders    Deficit, page F-52

5. It does not appear that you have presented a statement of stockholders deficit for each of the two fiscal years preceding the date of your most recent balance sheet. Revise your presentation accordingly. Refer to section (b)(4) of Part F/S of Form 1-A.
Exhibits

6. Please file copies of your promissory note and security agreement with Arowana in the original principal amount of $1.6 million, and each of your four promissory notes arising from the acquisition of Bayou Road Investments in the aggregate principal amount of
         $350,000 as exhibits to your offering statement or tell us why you believe you are not required to do so. Refer to Item 17 of Part III of Form 1-A.
General

7. We note that the offering statement has not been signed by a majority of the members of
 K. Bryce Toussaint
Principal Solar, Inc.
July 24, 2020
Page 3
       your board of directors, as required by Form 1-A. Please revise.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan
Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameK. Bryce Toussaint
                                                             Division of
Corporation Finance
Comapany NamePrincipal Solar, Inc.
                                                             Office of Energy &
Transportation
July 24, 2020 Page 3
cc:       Donnell Suares, Esq.
FirstName LastName